U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING           SEC File Number
                                                                 33-3560D

                                                                 CUSIP Number
                                                                 206827 20 6
(Check One):

[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

               For Period Ended September 30, 2000

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               [ ] Money Market Fund Rule 30b3-1 Filing

               For the Transition Period Ending

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION

Full name of Registrant:

     Conectisys Corporation

Former Name of Registrant:

     BDR Industries, Inc.

Address of Principal Executive Office:

     24730 Ave. Tibbitts, Suite 130
     Valencia, CA 91355


PART 2 - RULES

If the subject report could not be filed without unreasonable effort and the registrant seeks relief pursuant to Rule 12b-25(b) [23,047], the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part 3 of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART 3 - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,

20-f, 11-K, 10-Q, or filing made by money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report, or portion thereof could not filed with in the prescribed period.

     The above-mentioned filing could not be filed within the prescribed period because the Company's Financial reports could not be completed in the proper form without unreasonable expense and effort.

PART 4 - OTHER INFORMATION

1) Name and telephone number of person to contact in regard to this notification.

     Melissa Weger          (661) 295-6763

2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange act of 1934 or section 30 of the Investment Company act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [x] Yes  [ ] No


3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report(s) or portion thereof?

     [ ] Yes  [X] No

     If so: attach an explanation of the anticipated Change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             CONECTISYS CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 28, 2000                 By /S/  Robert A. Spigno
                                           ---------------------------------
                                           Robert A. Spigno (CEO)

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and the title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).